Exhibit 4(a)

DESCRIPTION OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK
REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The authorized common stock of ViacomCBS as set forth in its amended and restated certificate of incorporation includes 55,000,000 shares of ViacomCBS Class A Common Stock, par value $0.001 per share, and 5,000,000,000 shares of ViacomCBS Class B Common Stock, par value $0.001 per share. References to “ViacomCBS”, “we” and “our” in this description are references to ViacomCBS Inc. and not its consolidated subsidiaries, unless the context requires otherwise. Our Class A Common Stock and Class B Common Stock are listed on The Nasdaq Global Select Market under the symbols “VIACA” and “VIAC,” respectively.
The descriptions set forth below are not complete, and are subject to, and qualified in their entirety by reference to, ViacomCBS’ amended and restated certificate of incorporation and amended and restated bylaws and the Delaware General Corporation Law. You are urged to read our amended and restated certificate of incorporation and amended and restated bylaws in their entirety.
General
All issued and outstanding shares of ViacomCBS Class A Common Stock and ViacomCBS Class B Common Stock are identical and the holders of such shares are entitled to the same rights and powers, except as provided in ViacomCBS’ amended and restated certificate of incorporation as described below.
Voting Rights. Holders of ViacomCBS Class A Common Stock are entitled to one vote per share with respect to all matters on which the holders of ViacomCBS common stock are entitled to vote and the affirmative vote of a majority of the outstanding shares of ViacomCBS Class A Common Stock, voting separately as a class, is necessary to approve (i) any merger or consolidation of ViacomCBS pursuant to which shares of ViacomCBS common stock are converted into or exchanged for any other securities or consideration or (ii) certain transactions relating to Paramount Pictures Corporation and its subsidiaries or other ViacomCBS subsidiaries involved in ViacomCBS’ filmed entertainment business.
Holders of ViacomCBS Class B Common Stock do not have any voting rights, except as required by Delaware law.
Generally, all matters to be voted on by the stockholders of ViacomCBS must be approved by a majority of the aggregate voting power of the shares of capital stock of ViacomCBS having voting power present in person or represented by proxy, except as required or may become required by our amended and restated certificate of incorporation, our amended and restated bylaws or applicable law.
Dividends. Holders of ViacomCBS Class A Common Stock and ViacomCBS Class B Common Stock share ratably in any cash dividend declared by the Board of Directors of ViacomCBS (the “Board of Directors”), subject to the rights and preferences of any outstanding preferred stock. The Board of Directors may, at its discretion, declare a dividend of any securities of ViacomCBS or of another entity, to the holders of ViacomCBS Class A Common Stock and ViacomCBS Class B Common Stock in the form of (i) a ratable distribution of identical securities to the holders of ViacomCBS Class A Common Stock and ViacomCBS Class B Common Stock or (ii) a distribution of one class or series of securities to the holders of ViacomCBS Class A Common Stock and another class or series of securities to the holders of ViacomCBS Class B Common Stock, provided that the securities so distributed do not differ in any respect other than (x) differences in their rights (other than voting rights and powers) consistent in all material respects with the differences between ViacomCBS Class A Common Stock and ViacomCBS Class B Common Stock and (y) differences in their relative voting rights and powers, with the holders of ViacomCBS Class A Common Stock receiving the class or series of such securities having the higher relative voting rights or powers (without regard to whether such voting rights or powers differ to a greater or lesser extent than the corresponding differences in the voting rights or powers of ViacomCBS Class A Common Stock and ViacomCBS Class B Common Stock provided in the amended and restated certificate of incorporation).

Conversion. So long as there are at least 5,000 shares of ViacomCBS Class A Common Stock outstanding, each share of ViacomCBS Class A Common Stock is convertible at the option of the holder of such share into one share of ViacomCBS Class B Common Stock.
Liquidation Rights. In the event of a liquidation, dissolution or winding-up of ViacomCBS, all holders of ViacomCBS common stock, regardless of class, are entitled to share ratably in any assets available for distributions to holders of shares of ViacomCBS common stock subject to the preferential rights of any outstanding preferred stock.
Split, Subdivision or Combination. In the event of a split, subdivision or combination of the outstanding shares of ViacomCBS Class A Common Stock or ViacomCBS Class B Common Stock, the outstanding shares of the other class of ViacomCBS common stock will be split, subdivided or combined proportionally.
Preemptive Rights. Shares of ViacomCBS Class A Common Stock and ViacomCBS Class B Common Stock do not entitle a holder to any preemptive rights enabling a holder to subscribe for or receive shares of stock of any class or any other securities convertible into shares of stock of any class of ViacomCBS. The Board of Directors possesses the power to issue shares of authorized but unissued ViacomCBS Class A Common Stock and ViacomCBS Class B Common Stock without further stockholder action, subject to the requirements of applicable law and stock exchanges. The number of authorized shares of ViacomCBS Class A Common Stock and ViacomCBS Class B Common Stock could be increased with the approval of the holders of a majority of the outstanding shares of ViacomCBS Class A Common Stock and without any action by the holders of shares of ViacomCBS Class B Common Stock.
Other Rights. ViacomCBS’ amended and restated certificate of incorporation provides that ViacomCBS may prohibit the ownership and transfer of, or redeem, shares of its capital stock in order to ensure compliance with, or prevent the applicability of limitations imposed by, the requirements of U.S. laws or regulations applicable to specified types of media companies.
Anti-Takeover Provisions of Certificate of Incorporation and Bylaws
Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, in addition to those relating to the voting rights of our common stock, may have the effect of delaying, deferring or preventing a change in ViacomCBS ownership or changes in our management. These include provisions that:

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authorize our Board of Directors to provide for the issuance, without stockholder approval, of up to 25,000,000 shares of preferred stock with rights fixed by the Board of Directors, which rights could be senior to those of the common stock;

•	limit the number of directors constituting the entire Board of Directors to a maximum of 13 directors until December 4, 2021, and 20 directors thereafter;

•	provide that any vacancy on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, or by a sole remaining director;

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provide that a special meeting of stockholders may be called only by the affirmative vote of a majority of the Board of Directors or by our Chairman of the Board, or the Chief Executive Officer, and shall be called at the written request of the holders of record of at least 50.1% of the aggregate voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors, acting together as a single class; and

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establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to present any other proposal to be acted upon at any annual or special meeting of stockholders.

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